FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of November 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 7, 2002	KERZNER INTERNATIONAL LIMITED
		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Press Release on November 6, 2002 - Kerzner Announces Settlement with Kersaf with Excerpts of Announcement in South Africa.
99.2	Settlement Agreement made as of November 1st, 2002, by and among, Kerzner International Limited, Kersaf Investments Limited
Royale Resorts Holdings Limited, Sun International Management Limited, World Leisure Group Limited, Caledonia Investments PLC, Mangalitsa Limited and Cement Merchants SA.   Including Exhibit A "Promissory Note" and Exhibit B "Stipulation of Discontinuance with Prejudice".